EXHIBIT 99.1

Hydrogenics Announces December Investor Events

MISSISSAUGA, Ontario, Nov. 19, 2013 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that the Company will participate in the following events during the remainder of 2013. Institutional investors are welcome to attend and meet with management.

  December 3: LD Micro Growth Conference in Los Angeles

  December 10: Roth Capital Industrial Growth & Cleantech Conference in Chicago

  December 11: The Benchmark Company Micro Cap Discovery Conference in Chicago

The LD Micro conference will also include a live audio webcast of the Company's presentation, accessible via the Hydrogenics website. To listen and view related materials, please visit www.hydrogenics.com. A replay will be available for 90 days.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift to hydrogen. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centres in Russia, Europe, the US and Canada.

CONTACT: Company Contacts:
         Chris Witty
         Hydrogenics Investor Relations
         646-438-9385
         cwitty@darrowir.com